Exhibit 99.1

Jenoptik intends to acquire Berliner Glas Medical and SwissOptic

Veldhoven, The Netherlands, October 19, 2021 - Jenoptik AG is set to acquire from Berliner Glas GmbH, a 100 percent subsidiary of ASML Holding N.V., a 100 percent stake in the following companies:

•	BG Medical Applications GmbH (‘Berliner Glas Medical’), a leading supplier of high-precision, custom optical components for the medical technology sector based in Berlin,

•

SwissOptic AG, a specialist in the development and manufacturing of optical components and assemblies, primarily for the medical technology, semiconductor, and metrology industries headquartered in Heerbrugg/Switzerland,

•	SwissOptic Co., Ltd. (together with SwissOptic AG, ‘SwissOptic’), based in Wuhan/China.

Overall, Berliner Glas Medical and SwissOptic currently employ around 500 people worldwide. The transaction is still subject to approval from the German antitrust authorities. Closing is expected in December 2021.

“With this strategic acquisition we will strengthen our global and fast-growing photonics business thus significantly expanding our already strong semiconductor equipment business, and, in particular, our highly attractive medical technology business,” says Stefan Traeger, President & CEO of Jenoptik AG.

“We are pleased to have reached this agreement whereby Jenoptik will acquire the Medical Applications and SwissOptic business of Berliner Glas (part of ASML),” says Andreas Nitze, CEO of the Berliner Glas Group. “We are convinced that the combined businesses are well positioned to realize the potential we see for the business and will offer the best environment for its employees.”

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 29,300 employees challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Contact information

Monique Mols Head of Media Relations +31 652 844 418	Iris Teichmann Berliner Glas, marketing & communications +49 30 60905-4950